UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 2, 2014

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form    20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes    ☐  No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes    ☐  No    ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes    ☐  No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Senior Secured Credit Facility

On March 27, 2014, Pacific Drilling S.A. (the “Company”) entered into an Amendment No. 2 to its senior secured credit facility agreement (“SSCF Amendment No. 2”), which amended the Senior Secured Credit Facility dated as of February 19, 2013, as amended and restated on September 13, 2013, between the Company, certain of its subsidiaries, DNB Bank ASA (as agent) and the other parties thereto. SSCF Amendment No. 2 included (i) certain adjustments to the leverage ratio financial covenant to reflect current delivery date expectations for the Pacific Sharav and the Pacific Meltem and to synchronize inclusion of the related debt and EBITDA in such ratio, (ii) administrative changes to facilitate vessel delivery and (iii) certain clarifying and conforming changes as provided therein. The description of SSCF Amendment No. 2 contained in this Form 6-K does not purport to be complete and is qualified in its entirety by reference to the full text of such amendment, which is filed herewith as Exhibit 99.1 and incorporated herein by reference.

Revolving Credit Facility

On March 28, 2014, the Company entered into a Second Amendment and Limited Waiver to Credit Agreement (“RCF Amendment No. 2”), which amended the Revolving Credit Facility dated as of June 3, 2013, between the Company, Citibank, N.A. (as agent) and the other parties thereto. RCF Amendment No. 2 included (i) certain adjustments to the leverage ratio financial covenant to reflect current delivery date expectations for the Pacific Sharav and the Pacific Meltem and to synchronize inclusion of the related debt and EBITDA in such ratio and (ii) certain conforming changes and a limited technical waiver as provided therein. The description of RCF Amendment No. 2 contained in this Form 6-K does not purport to be complete and is qualified in its entirety by reference to the full text of such amendment, which is filed herewith as Exhibit 99.2 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: April 2, 2014	By	/s/ Kinga E. Doris
Kinga E. Doris
Vice President, General Counsel and Secretary

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Amendment No. 2 to Senior Secured Credit Facility

99.2	Amendment No. 2 to Revolving Credit Facility